PRESS RELEASE

New Gold Announces Board and Management Appointments

July 10, 2008 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and AMEX – NGD) is pleased to announce it held its first Board of Directors meeting following completion of the business combination of New Gold, Peak Gold Ltd. and Metallica Resources Inc. on July 8.  At that meeting, Mr. James Estey was appointed as a Director and new management was appointed.

“We are very pleased that James Estey has decided to join our seasoned Board of Directors. His experience and knowledge of the financial markets will be valuable to New Gold,” said Robert Gallagher, President and Chief Executive Officer.

Mr. Estey has recently retired as Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and CEO of UBS Securities Canada. In January 2008 he assumed the role of Chairman. Mr. Estey also serves on the boards of Calvalley Petroleum Inc., Pure Trading and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

The New Gold Board of Directors is now comprised of Craig Nelsen, Clifford Davis, Ian Telfer, Pierre Lassonde, Paul Sweeney, James Estey and Robert Gallagher.

New Gold has also appointed John Marshall as Vice President, Human Resources. Mr. Marshall has over 20 years experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide HR Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries.

The New Gold Vancouver based management team is now comprised of Robert Gallagher, President and Chief Executive Officer, Basil Huxham, Executive Vice President and Chief Financial Officer, John Marshall, Vice President Human Resources; Mélanie Hennessey, Vice President Investor Relations and Susan Toews, Corporate Secretary.

Management is excited at the prospects for this new intermediate gold mining company and is looking forward to creating further value for shareholders by focussing on three strategies: (1) routine delivery on our operational targets; (2) execution of our internal growth projects which are the development of the New Afton mine and the analysis of processing alternatives at the Amapari mine; and (3) continued external growth through consolidation of operations in the junior mining sector.

For further information on New Gold, please visit our new website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in the press release, including any information as to New Gold’s future financial or operating performance, may be deemed “forward looking”.  All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”.  Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “express”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, or “should” occur.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict.  Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold and Metallica, New Gold is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination, fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the united States of America, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which New Gold currently or may in the future carry on business taxation, controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks).  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements.  All of the forward-looking statements contained in this press release are qualified by these cautionary statements.  New Gold expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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